March 7, 2007

VIA EDGAR

Unites States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Senesco Technologies, Inc.
Form 10-K for the fiscal year ended June 30, 2006
File Number 001-31326

Dear Mr. Rosenberg:

This letter is being submitted in response to comments received from the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2007, regarding the above-referenced filing.  The paragraphs below correspond to the numbered paragraphs in such letter.

Consolidated Financial Statement, page F-1

Notes To Consolidated Financial Statements, page F-9

1 Principal Business Activity and Summary of Significant Accounting Policies, page F-9

1.                                      Please tell us what your patents, including those with pending applications, are used for and whether and to what extent they are used in research and development activities.  If so, justify for us the appropriateness of capitalizing costs.  Please refer to paragraph 11 of FAS 2.

The Company is a biotechnology company whose business is to license its life science and agricultural patents to third parties in exchange for license fees and royalties.  The Company conducts research and development activities, the cost of which is expensed as incurred, in order to generate patents that can be licensed to third parties in exchange for license fees and royalties.  Because the patents are the basis of the Company’s future revenue, the patent costs are capitalized.   The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents.  These costs are not listed in paragraph 11 of FAS 2 as elements of costs identified with research and development activities.  However, in accordance with FAS 2, paragraph 10, such legal fees are excluded from research and development costs.

2.                                      In your discussion of your amortization policy as it relates to patent applications on page F-10, you state that you defer commencement of amortization until the patent has been approved.  Please explain to us with specific references to the portions of the authoritative literature how you determined that this deferral of amortization is appropriate.  Further provide to us in disclosure type format a discussion of the usual lengths of time associated with the patent application process, and your accounting if a patent is denied or becomes impaired in some way during the application process.

FAS 142, paragraph 12, states that the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.  The Company had determined that the economic benefit of the patent applications did not begin until they were issued.  The Company continuously reviews its patent and patent applications for impairment as well as its amortization policy.  Due to the increasing number and scope of license agreements the Company has entered into, the Company has determined that it is now receiving the economic benefit of the patent applications as well as the issued patents and will be amortizing the patent application costs beginning in the year ended June 30, 2007.

The length of time that it takes for an initial patent application to be approved is generally between four to six years, however, due to the unique nature of each patent application, the actual length of time may vary.  If a patent application is denied, the associated cost of that application would be written off.  However, the Company has not had any patent applications denied as of this point in time.  Additionally, should a patent application become impaired during the application process, the Company would write down or write off the associated cost of that patent application.

The Company assesses the impairment in value of intangible assets whenever events or circumstances indicate that their carrying value may not be recoverable.  Factors the Company considers important which could trigger an impairment review include the following:

•     significant negative industry trends

•     significant underutilization of the assets

•     significant changes in how the Company uses the assets or its plans for their use.

•     changes in technology and the appearance of competing technology

If the Company’s review determines that the future discounted cash flows related to these assets will not be sufficient to recover their carrying value, the Company will reduce the carrying values of these assets down to its estimate of fair value and continue amortizing them over their remaining useful lives.  To date, the Company has not recorded any impairment of intangible assets.

The Company hopes that the above responses will be acceptable to the Commission staff.

Please do not hesitate to contact me at (732) 296-8400 or fax me at (732) 296-9292 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Sincerely,

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer